UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 22 May 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
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under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
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82-_______________.
Enclosures: SENS Announcement: Project update: Oryx gas-to-liquids (GTL) Joint Venture

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol")

Project update: Oryx gas-to-liquids (GTL) Joint Venture

The Oryx gas-to-liquids (GTL) venture in Qatar, in which Sasol has a 49% shareholding, has now been operational for more than three months. During this initial start-up period all systems, process units, including the three main technologies, have been successfully tested and have demonstrated design intent. This bodes well for our strategic ambition to grow our business through GTL projects worldwide. Products that meet specification are being produced and the first consignment was shipped to market during April.

As to be expected with a facility of this size and complexity, the plant has experienced start-up operational challenges, most of these limited to individual pieces of equipment. The failure of the steam super heater in the utility section, reported on during the second half of 2006, has been the most significant to date. This problem has since been successfully resolved.

Operating rates are currently also limited to levels lower than planned. The biggest challenge preventing ramp-up to the planned production rate is a higher than the design level of fine material that is produced in the process and which then has to be handled downstream of the
Fischer-Tropsch (FT) units. This fine material is constraining the overall throughput of the downstream units. A number of possible causes for this have been identified and plans are in place to eliminate or remediate these over the coming months. The installation of additional downstream equipment as a back-up solution to increase throughput has already been initiated and this will be available for implementation towards the middle of 2008.

Over the last fifty years Sasol has successfully developed, implemented and operated several generations of large-scale synthetic fuel plants. Based on this experience we are fully confident that the abovementioned challenges will be overcome but in the interim they will unfortunately prolong the ramp-up period. Until the production of fine material is reduced, the Oryx joint venture will only generate a marginal cash contribution.

An update on Oryx’s performance will be provided at an appropriate time, but no later than
Sasol’s year end results presentation in September 2007.

“We are very pleased that the Oryx start-up has, despite these challenges, demonstrated the potential of the world’s largest gas-to-liquids facility and that the process produces world-class products. The remaining technical challenges will be resolved as speedily as possible so that full production can be achieved,” said Lean Strauss, Group General Manager of Sasol International
Energy business.

Forward-looking statements: In this announcement we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform
Act of 1995. Words such as “believe”, “anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”,
“endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise,

or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the
Securities Exchange Act of 1934 on Form 20-F filed on 2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

22 May 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 May 2007
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary